Queenstake Resources Ltd.
Common Shares
748314101
April 19, 2007


CUSIP 748314101
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 98,282,800

6. 1,100,000

7. 98,282,800

8. 1,100,000

9. 1,100,000

10. n/a

11. 0.2%

12. IA


Item 1
(a) Queenstake Resources Ltd.
(b) 999 18th Street, Suite 2940
    Denver, Colorado
    80202
    USA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 748314101

Item 3
n/a

Item 4
(a) 1,100,000
(b) 0.2%
(c) (i) 98,282,800
    (ii) 1,100,000
    (iii) 98,282,800
    (iv)  1,100,000

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 25, 2007
Eric Sprott
Chief Executive Officer